

May 13, 2013

Via E-mail
Susan L. Main
Chief Financial Officer
Teledyne Technologies Incorporated
1049 Caminos Dos Rios
Thousand Oaks, California 91360-2362

> **Re:** **Teledyne Technologies Incorporated**
> **Form 10-K for the year ended December 30, 2012**
> **Filed February 26, 2013**
> **File No. 001-15295**

Dear Ms. Main:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements, page 55

Notes to Condensed Consolidated Financial Statements, page 64

Note 3. Business Acquisitions, Goodwill and Acquired Intangible Assets, page 70

1. We note that your presentation of pro forma information on page 71 is presented for the acquisition of DALSA in 2011. In this regard, please tell us why you have not presented similar pro forma information for the acquisition of LeCroy during 2012. Given the significance of the LeCroy acquisition, we believe the pro forma disclosures required by

ASC 805-10-50-2.h should be provided in the notes to your financial statements. Please revise or advise as appropriate.

2. In addition, given the significance of the purchase price for the LeCroy acquisition which exceeded 10% of your total assets, please explain why a report on Form 8-K was not filed in connection with the acquisition. Refer to Instruction 4(i) of Item 2.01 of Form 8-K.

3. In the event that the company was required to file a report on Form 8-K in connection with the LeCroy acquisition, but failed to do so, the report would not be considered to be filed on a timely basis. As a result, please discuss and pre-clear with the Office of Chief Counsel in the Division of Corporation Finance any questions on the company's eligibility to use Securities Act Forms that are predicated on the current and timely filing of the company's current and periodic reports.

4. We note from the disclosure in your consolidated statements of stockholders' equity for 2012 that the company recognized a non-controlling interest in Optech aggregating $49.8 million during 2012. Please tell us and explain in the notes to your financial statements the nature of this non-controlling interest and explain how you determined the fair value of this non-controlling interest. Your response should explain both the method and significant assumptions that were used to determine its fair value.

5. In a related matter, please explain why this non-controlling interest has not been reflected in the purchase price allocation for your 2012 acquisition transactions included on page 72 in the notes to your financial statements.

Note 10. Long-Term Debt, page 79

6. Please revise the notes to your financial statements to disclose the combined aggregate amount of maturities and sinking fund requirements for your long-term borrowings for each of the five years following the latest balance sheet presented in your financial statements. Refer to the disclosure requirements outlined in ASC 470-10-50-1.

7. Please revise your disclosure on page 80 to disclose the level under the fair value hierarchy that was used to determine the fair value of your debt at December 30, 2012 and January 1, 2012. Refer to the guidance outlined in ASC 820-10-50-2.

Note 12. Pension Plans and Postretirement Benefits, page 82

8. Your current disclosures with respect to your pension plan assets do not appear to fully comply with the guidance outlined in ASC 715-20-50. Please revise to include the following disclosures with respect to your pension plan assets:

- Disclose the fair value of each class of plan assets as of each date for which a statement of financial position is presented. For example separate disclosure should be provided of the fair values of equity securities, US Government bonds obligations of state and municipal authorities, investment funds, etc. Refer to the disclosure requirements outlined in ASC 715-20-50-1d.5. Also, see ASC 820-10-50-2B for guidance in determining the appropriate classes of plan assets.
- Please revise to include a reconciliation of the opening and closing balances of assets valued using unobservable inputs (Level 3). This reconciliation should separately disclose the actual return on plan assets, purchases, sales and settlements and any amounts transferred in or out of the Level 3 category. See ASC 715-20-50-1.d.5 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief